April 10, 2025

Evert Schimmelpennink
Chief Executive Officer
LENZ Therapeutics, Inc.
201 Lomas Santa Fe Dr., Suite 300
Solana Beach, CA 92075

       Re: LENZ Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 4, 2025
           File No. 333-286397
Dear Evert Schimmelpennink:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ben Capps, Esq.